Exhibit 99.h8

WEDGEWOOD INVESTMENT GROUP, INC.

ANALYST AND SHAREHOLDER COMMUNICATIONS POLICY

POLICY STATEMENT

It is the Policy and practice of Wedgewood to comply strictly with laws governing the disclosure of material non-public information, sometimes more commonly referred to as “inside information.”  The intentional or non-intentional disclosure of material non-public information by directors, officers and employees and well as each person who represents Wedgewood could result in a violation of the federal securities laws, including the Securities and Exchange Commission’s (“SEC”) Regulation Fair Disclosure (FD) and require the untimely public disclosure of such information by Wedgewood.  Accordingly, Wedgewood directors, officers and employees as well as each person who partners with, or represents Wedgewood are prohibited from disclosing material non-public information to anyone outside of Wedgewood (including family members and friends) other than in accordance with this Policy and as is necessary to enable Wedgewood to carry out its legitimate business purposes.  This policy should be read in conjunction with the Insider Trading Policy, and does not in any way nullify the policy on Insider Trading.  Personnel with questions as to the application of this Policy should contact Wedgewood’s General Counsel.

AUTHORIZED SPOKESPERSONS

The only persons authorized to communicate on behalf of Wedgewood to enumerated persons are the Chief Executive Officer; Chief Financial Officer; and members of the Investor Relations Department, whose positions require regular communication with enumerated persons (each an “Authorized Spokesperson”).  An Authorized Spokesperson may specifically designate other Wedgewood employees or agents to speak to enumerated persons with respect to a particular topic or purpose (for such purpose, an “Authorized Spokesperson”).

Those who are Authorized Spokespersons on behalf of Wedgewood should be in positions where they will at all times be apprised of Wedgewood’s developments.

DISCLOSURE

Day-to-Day Communications

1.   Inquires from enumerated persons received by any director or employee other than an Authorized Spokesperson as expressly defined above should be forwarded to an Authorized Spokesperson.  Under no circumstances should any attempt be made to handle these inquiries without prior authorization from an Authorized Spokesperson.  To the extent practicable, the Investor Relations executives should be given adequate advance notice, preferably 24 hours before communication, to determine if special handling is required.

2.  To the extent practicable, Authorized Spokespersons (other than Authorized Spokespersons who are members of the Investor Relations Department) should contact an appropriate person in the Investor Relations Department before communicating with enumerated persons in order to review as much of the substance of the intended communication as possible.  In addition, to the extent practicable, all Authorized Spokespersons (other than Authorized Spokespersons who are representatives of the Investor Relations Department) should be accompanied by a member of the Investor Relations Department during such communications.

3.  The Investor Relations Department will periodically identify the most commonly asked questions and types of information sought and will prepare and circulate written responses to those questions to Authorized Spokespersons and update such written responses as necessary.

Permitted Non-Public Disclosures

1.  No Authorized Spokesperson shall disclose material non-public information to enumerated persons unless it is simultaneously and widely disseminated to the public through one of the following methods, or unless it is a permitted non-public disclosure made in compliance with the requirements discussed below.  For material non-public information, acceptable methods of public disclosure include the use of one or a combination of the following methods:

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issuance of a press release by national news wire services and the stock exchanges;

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filing a Current Report on Form 8-K or another SEC document on the EDGAR system; or

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verbally during a meeting that interested parties may listen to by telephone and/or through the Internet, provided the public received reasonable prior notice of the meeting by press release or Form 8-K.

2.  Authorized Spokespersons are permitted to disclose material non-public information, otherwise than through a simultaneous and widely disseminated public disclosure as described above, to enumerated persons:

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who expressly agree to maintain the disclosed information in confidence; or

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during a “road show” in connection with a securities offering registered under the Securities Act of 1933 (other than an offering of a type described in Securities Act Rule 415(a)(l)(i)-(iv).

Unintentional Disclosures of Non-public Information

Employees or affiliates who suspect or believe that there has been an intentional or unplanned, accidental or unintentional disclosure of material non-public information, other than in compliance with this Policy, are required to contact the General Counsel or a member of the Investor Relations Department.  If, in consultation with Wedgewood’s Investor Relations Department, it is determined that material non-public information was disclosed, public disclosure shall be made in accordance with the procedures described above within the later of 24 hours following such determination or the commencement of the next day’s trading on any stock exchange.

EARNINGS CALLS

All quarterly earnings calls should be open to access by the public.  Adequate advance public notice shall be given of any quarterly earnings conference calls and/or webcasts.  Notice shall include a press release issued to national news wire services and a posting on Wedgewood’s website with information including the date, time, telephone number and webcast URL for the earnings call.

COMMENTING ON MARKET RUMORS AND SIGNIFICANT TRANSACTIONS

1.  In general, it shall be the policy of Wedgewood not to comment on market rumors or speculation. Authorized Spokespersons should state only that it is Wedgewood’s policy to not comment on rumors. However, under certain circumstances, a more definitive statement about market rumors or speculation may be deemed advisable or may be required by separate stock exchange guidelines, especially when it is clear that Wedgewood is the source of the rumors that are being reflected in Wedgewood’s share value.  This determination shall be the decision of the Investor Relations Dept.

2.  It shall be the policy of Wedgewood not to comment on possible significant corporate transactions other than through widely disseminated press release.  Authorized Spokespersons will issue a “no comment” response when questioned about such matters.

DEALING WITH MARKET PROFESSIONALS AND SHAREHOLDERS

Guidance, Earnings Estimates and Quiet Period

1.  It shall be a policy of Wedgewood not to comment on any earnings guidance (to the extent provided) or analysts’ estimates, including “street” estimates, other than through widely disseminated public disclosure.

2.  It shall also be the policy of Wedgewood to observe a “quiet period” beginning on the fifteenth (15th) day of the last month of the quarter and continuing until Wedgewood’s earnings information for the applicable period is made public, during which time there will be no non-public discussions with analysts regarding Wedgewood’s earnings estimates or other prospective financial results for the period.  If such fifteenth (15th) day is not a day on which trading occurs on the stock exchange, the quiet period shall begin on the business day immediately preceding such day.

Meetings with Market Professionals and Shareholders

The Investor Relations Department shall be integrally involved in scheduling and developing presentations for all meetings and other communications with enumerated persons.  All meetings (whether in person or by telephone or via the Internet) of Authorized Spokespersons with enumerated persons should be arranged through the Investor Relations Department.

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A representative of the Investor Relations Department should always be present during such meetings.

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To facilitate and control these meetings, the Investor Relations Department should obtain in advance as much information as possible about the areas of interest to be pursued and attempt to secure a list of questions in writing.  To the extent possible, answers to potential questions should be scripted and reviewed by the Legal and Investor Relations Departments prior to any such meeting.  If a question is inappropriate, the attending representative of the Investor Relations Department should use judgment in deciding whether to intervene and state that the question is beyond the scope of the meeting and should not be answered.

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The attending representative of the Investor Relations Department should promptly brief the General Counsel after meetings with enumerated persons if a potentially inappropriate disclosure occurs or an unusual circumstance arises.

Analyst Reports

1.  The Investor Relations Department, in consultation with the Legal Department, will determine whether analysts’ draft reports should be reviewed.  Wedgewood’s general policy is not to review such reports.  If reports are to be reviewed, the following guidelines should be followed:

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Any review should be limited to the correction of historical, factual errors by referring to publicly available information or to correct mathematical errors.

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No comment should be made on other non-factual information, including earnings estimates or projections.

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A draft should be reviewed only once.

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To avoid inappropriate reliance by the public, the analyst should be advised that he or she cannot represent that Wedgewood has reviewed the report.

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A written record should be kept by the Investor Relations Department of any comments provided on the analyst’s report.

2.  No Wedgewood director, officer or employee should distribute copies of selected analysts’ reports to anyone outside of Wedgewood.  This is inconsistent with Wedgewood’s intention not to adopt any particular analyst report.

PRESS RELEASES

1.   The Investor Relations Dept. is responsible for communicating with the national news media and issuing press releases that include material non-public information.

2.   The Legal Department should review all press releases concerning matters that may be material to Wedgewood before they are distributed, particularly earnings releases and any releases involving forward-looking statements.

3.   All press releases containing material non-public information shall be disseminated through a national wire service and/or other distribution channels so as to effect broad dissemination to all public entities.  The Investor Relations Dept. will alert the stock exchange of any such press release, which might reasonable be expected to materially affect the market for Wedgewood’s securities, prior to public dissemination.

4.   A subsidiary or operating unit shall not disclose any material non-public information through a press release or otherwise.  A subsidiary or operating unit should contact the Investor Relations Department and/or the General Counsel if there is any question whether certain information or an event constitutes material non-public information.

DEFINITIONS

Communicate

The term “communicate,”  “communicating,” or “communication” means communication in-person as well as in writing or by electronic means, including telephonically or by e-mail.

Enumerated Persons

For the purpose of this Policy, the term, “enumerated persons” means any persons outside of Wedgewood who are securities analysts and Wedgewood security holders under circumstances in which it is reasonably foreseeable that the security holder would purchase or sell securities on the basis of the information.

“Enumerated persons” do not include any persons (even if otherwise within the definition above):

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Who owe a duty of trust and confidence to Wedgewood, such as a Wedgewood employee, or attorney, investment banker or accountant retained by Wedgewood; or

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Whose primary business is the issuance of credit ratings, provided the information is disclosed solely for the purpose of developing a credit rating and the entity’s ratings are publicly available.

Intentional Disclosure

A disclosure of material non-public information is “intentional” when the person making the disclosure either knows, or is reckless in not knowing, that the information he or she is communicating is both material and non-public.

Material Non-Public Information

Material Information is any information (whether fact, development or intended action) that a reasonable investor would consider significant in determining whether to buy, sell or hold a company’s securities, such as information that could reasonably be expected to affect the market price of such securities.  Both positive and negative information may be material:

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Information originating within Wedgewood with respect to its earnings, sales (including annuity deposits, purchases of mutual fund shares, institutional inflows and first year premiums) and net flows;

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earnings guidance;

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significant balance sheet, capital and ratings issues;

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mergers, acquisitions, divestitures, tender offers, joint ventures, or changes in assets;

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changes in auditors or auditor notification that the issuer may no longer rely on an audit report;

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events regarding the Wedgewood securities (e.g., defaults, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities or information related to any additional funding);

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changes in key management; and

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unusual and other major business developments.

It may also include information originating outside Wedgewood such as planned sales or purchases of Wedgewood securities by third parties.

Information is non-public if it has not been disseminated in a manner reasonably designed to provide broad, non-exclusionary distribution of the information to the public as above described.

Securities Act Rule 415(a)(1)(i)-(vi)

Offerings in connection with securities registered under 415(a)(1)(i)-(vi) comprise:

(i)   Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;

(ii)  Securities which are to be offered and sold pursuant to a dividend or interest reinvestment plan or an employee benefit plan of the registrant;

(iii)  Securities which are to be issued upon conversion of other outstanding securities;

(iv)  Securities which are to be issued upon conversion of other outstanding securities;

(v)  Securities which are pledged as collateral; and

(vi)  Securities which are registered on Form F-6.

Security Analysts

Security analysts are persons who prepare reports (including electronic reports) that include an analysis of a security or an issuer of a security and provide information reasonably sufficient upon which to base an investment decision.

COMPLIANCE

Violations of Regulation FD are subject to SEC enforcement action, which may include an administrative action seeking a cease-and-desist order, or a civil action against Wedgewood or an individual seeking an injunction and/or civil money penalties.  Wedgewood expects the strict compliance with this Policy by all directors, officers and employees.   Failure to follow the letter and spirit of this Policy may result in disciplinary action including termination of employment [or removal from the Board of Directors].

If you have any doubt or uncertainty as to your responsibilities under this Policy, you should seek clarification and guidance from Wedgewood’s General Counsel.  You should not try to resolve any uncertainties on your own.